Filed pursuant to Rule 433
Registration No. 333-255605
August 2, 2021
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. A- (negative) by S&P Global Ratings, a division of S&P Global Inc. A (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series N, due 2051
Principal Amount:	$450,000,000
Maturity Date:	August 15, 2051
Coupon:	2.75%
Interest Payment Dates:	February 15 and August 15
First Interest Payment Date:	February 15, 2022
Treasury Benchmark:	1.875% due February 15, 2051
Treasury Yield:	1.869%
Reoffer Spread:	T+90 basis points
Yield to Maturity:	2.769%
Price to Public:	99.614% of the principal amount thereof
Transaction Date:	August 2, 2021
Settlement Date:	August 4, 2021 (T+2)
Redemption Terms: Make-whole call:	Prior to February 15, 2051 at a discount rate of the Treasury Rate plus 15 basis points
Par call:	On or after February 15, 2051 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AN9 / US00115AAN90
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC
Co-Managers:	Bancroft Capital, LLC C.L. King & Associates, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.